Exhibit 99.1

Rich Sparkle Holdings Limited Announces Unaudited Financial Results For The Six Months Ended March 31, 2026

Hong Kong, Sept. 30, 2026 (GLOBE NEWSWIRE) — Rich Sparkle Holdings Limited (“we”, “ANPA” or the “Company”) (Nasdaq: ANPA) is a company with limited liability incorporated under the laws of the British Virgin Islands (“BVI”) with no material operations of its own. The Company conduct its operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA Financial Services Group Limited (“ANPA (HK)”), its sole operating subsidiary in Hong Kong.

The Company today announced its unaudited financial results for the six months ended March 31, 2026.

First Half of 2025/26 Financial and Operating Highlights

●	Total revenue increased] by 21.8% from US$1,741,985 to US$2,121,062

●	Gross profit increased by 32.2% from US$632,059 to US$835,774

●	Net loss and total comprehensive loss increased by 15,093.8% from US$259,984 to US$39,501,480

FINANCIAL RESULTS

Revenue

Revenue increased by US$379,077 or 21.8% to US$2,121,062 for the six months ended March 31, 2026 from US$1,741,985 for the six months ended March 31, 2025. Such increase was mainly attributable to the increase of financial printing services of US$834,492 and the increase of advisory services of US$167,998, which was partially offset by the decrease of other services of US$623,413.

For the six months ended March 31, 2026 and 2025, all of the revenue was from clients in Hong Kong.

Cost of services

During the six months ended March 31, 2026 and 2025, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$1,285,288 for the six months ended March 31, 2026, compared to US$1,109,926 for the six months ended March 31, 2025, an increase of US$175,362 or 15.8%. The increase was in line with the increase in revenue from financial printing services. The increase in subcontracting fee was resulted from the reduced reliance on the internal resources.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and gross profit margin

The total gross profit was US$835,774 for the six months ended March 31, 2026, compared to US$632,059 for the six months ended March 31, 2025, an increase of US$203,715, or 32.2%. Our overall gross profit margins were 39.4% and 36.3% for the six months ended March 31, 2026 and 2025, respectively. Our total gross profit increased during the six months ended March 31, 2026, due to the increase in revenue from the financial printing services and advisory services which are generally with higher gross profit margins.

Selling, General and Administrative expenses

Selling, general and administrative expenses (“SG&A”) mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous expenses. Our SG&A were US$1,555,814 and US$905,329 for the six months ended March 31, 2026 and 2025, respectively, or 73.4% and 52.0% of our revenue for the corresponding period. The increase was mainly due to the increase in our staff costs, depreciation, legal and professional fees and advertising and marketing expenses.

Share-based compensation expense

Our share-based compensation expense was US$38,850,000 for the six months ended March 31, 2026, compared to nil for the six months ended March 31, 2025, an increase of US$38,850,000. Share-based compensation expense increased during the six months ended March 31, 2026, due to the issuance of 2,500,000 ordinary shares to the staff of the Company pursuant to the equity incentive plan.

Other Expense, Net

The other expense were expense of US$14,358 and of US$31,682 for the six months ended March 31, 2026 and 2025, respectively.

An decrease in other expense by US$17,324 or 54.7%, for the six months ended March 31, 2026, compared to the corresponding six months ended March 31, 2025, was primarily attributable to the decrease of interest expense on lease liabilities of US$14,303.

Income Tax Expenses

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$255,135), and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,135). For the six months ended March 31, 2026 and 2025, our Group did not have any assessable profits in Hong Kong.

The Company had income tax benefit of US$121,176 for the six months ended March 31, 2026, compared to US$48,167 for the six months ended March 31, 2025, an increase of US$73,009, or 151.6%, mainly due to the increase in loss before taxation. Our effective tax rate was 16.5% for the six months ended March 31, 2026 and 16.5% for the six months ended March 31, 2025.

Net loss

As a result of the foregoing, our net loss for the six months ended March 31, 2026 and 2025 was US$39,463,222 and US$256,785, respectively.

About Rich Sparkle Holdings Limited

Founded in 2016, the Company is a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong. The Company’s service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. The Company offers to its customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, the Company also offered advisory services which could cater for its customers’ different requirements, such as conducting internal control assessment and environmental, social and governance (“ESG”) performance evaluation as well as other services including provision of co-working space at its leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for its customers mainly to conduct meetings and conferences.

For more information, please visit the Company’s website: http://www.anpa.com.hk/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s announcement and other filings with the SEC.

For more information, please contact:

Rich Sparkle Holdings Limited

Email: anpa.info@anpa.com.hk

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